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                                                                    EXHIBIT 21.2

FOR IMMEDIATE RELEASE:  November 13, 2000


                               CANDELA CORPORATION
                               ANNOUNCES AMENDMENT
                           TO STOCKHOLDER RIGHTS PLAN


Wayland, MA, November 13, 2000 -- Candela Corporation (NASDAQ: CLZR), a leading developer of aesthetic laser systems, announced today that it has amended its Stockholder Rights Plan effective November 9, 2000. Candela's Rights Plan, originally approved in September of 1992, is designed to deter coercive or unfair takeover tactics and to prevent an acquirer from gaining control of the Company without offering a fair price to all of the Company's stockholders. Under the Rights Plan, each share of Common Stock is deemed to have attached to it a purchase right initially entitling the holder to purchase from the Company one share of Common Stock at an initial exercise price of $48.00 per share. Such purchase rights become exercisable for additional shares of Candela Common Stock upon the occurrence of a Triggering Event as defined in the Rights Plan. The Rights Plan was amended principally to adjust the threshold for becoming an Acquiring Person under the Rights Plan from 25% to 30% of the Company's outstanding Common Stock, and to make certain other technical modifications.

About Candela

Candela Corporation develops, manufactures, and distributes innovative clinical solutions that enable physicians, surgeons and personal care practitioners to treat selected cosmetic and medical conditions using lasers, aesthetic laser systems and other proven technologies. Founded near Boston in 1970, Candela markets and services its products in over 50 countries from offices in the United States, Europe and Asia. Candela established the aesthetic laser market 11 years ago. With an installed base of over 4,000 lasers worldwide, more than 500,000 aesthetic laser procedures are performed annually with Candela laser systems. For more information about Candela, visit the company's web site at HTTP://WWW.CLZR.COM.